United States securities and exchange commission logo





                              August 4, 2020

       Stephen T. Isaacs
       Chief Executive Officer
       Aduro Biotech, Inc.
       740 Heinz Avenue
       Berkeley, CA 94710

                                                        Re: Aduro Biotech, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 22, 2020
                                                            File No. 333-239989

       Dear Mr. Isaacs:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. We note that the forum selection provision that will be in the certificate of incorporation and bylaws of the
combined company will identify the Court of Chancery of the State of
                                                        Delaware as the
exclusive forum for certain litigation, including any    derivative action.
                                                        Please disclose whether
this provision will apply to actions arising under the Exchange
                                                        Act. In that regard, we
note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all
suits brought to enforce any duty or liability created by the Exchange
                                                        Act or the rules and
regulations thereunder. If this provision will not apply to actions arising under the
Exchange Act, please tell us how you will inform investors in future filings that the
provision does not apply to any actions arising under the Exchange Act.
 Stephen T. Isaacs
Aduro Biotech, Inc.
August 4, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ada D. Sarmento at 202-551-3798 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,
FirstName LastNameStephen T. Isaacs
                                                           Division of
Corporation Finance
Comapany NameAduro Biotech, Inc.
                                                           Office of Life
Sciences
August 4, 2020 Page 2
cc:       Kathleen M. Wells, Esq.
FirstName LastName